UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
 (Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

January 12, 2012
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8220U106	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS EBN Korea Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Korea (Republic of Korea)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 15,231,571 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 15,231,571 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,231,571 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.57% (1)
12	TYPE OF REPORTING PERSON (See instructions) CO

(1) Based on 231,685,787 ordinary shares of the Issuer outstanding as of January 12, 2012 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

CUSIP No. M8220U106	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Kee-joon Shin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Korea (Republic of Korea)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 15,231,571 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 15,231,571 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,231,571(1) Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.57% (1)(2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) Mr. Kee-joon Shin may be deemed the beneficial owner of 15,231,571 ordinary shares of the Issuer held by EBN Korea Ltd. by virtue of his control of EBN Korea Ltd.

(2) Based on 231,685,787 ordinary shares of the Issuer outstanding as of January 12, 2012 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

Item 1.                      (a)   Name of Issuer:

  R.V.B. Holdings Ltd.

                                   (b)  Address of Issuer's Principal Executive Offices:

  21 Haarba'a Street, Tel-Aviv, Israel

Item 2.                      (a)   Name of Person Filing:

1.	EBN Korea Ltd.

2.	Kee-joon Shin

         (b)   Address of Principal Business Office:

1.	EBN Korea Ltd. - Seoul Center Building, 91-1 Sogong-dong, Jung-gu, Seoul, South Korea

2.	Kee-joon Shin - Seoul Center Building, 91-1 Sogong-dong, Jung-gu, Seoul, South Korea

                                  (c)   Citizenship:

1.	EBN Korea Ltd. - South Korea (Republic of Korea)

2.	Kee-joon Shin - South Korea (Republic of Korea)

                                  (d)   Title of Class of Securities:

                                          Ordinary Shares

                                  (e)    CUSIP Number:

     M8220U106

Item 3.                      N.A.

Item 4.                      Ownership:

(a)	Amount beneficially owned: See row 9 of cover page of each reporting person.

(b)	Percent of class: See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

 See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

 See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

 See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

 See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

        N.A.

Item 8.	Identification and Classification of Members of the Group:

        N.A.

Item 9.	Notice of Dissolution of Group:

        N.A.

Item 10.
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2012

Kee-joon Shin By: /s/ Kee-joon Shin
EBN Korea Ltd. By: /s/ Kee-joon Shin Name: Kee-joon Shin Title: CEO

EXHIBIT NO.               DESCRIPTION

Exhibit 1	Agreement of Joint Filing